[WLRK LETTERHEAD]

Aref H. Amanat
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
NY, NY 10019
Tel: (212) 403-1120
Facsimile: (212) 403-2120

November 10, 2008

John Harrington
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9205

Re:     Polaris Acquisition Corp.
          Amended Preliminary Proxy Statement on Schedule 14A
          Filed October 15, 2008
          File No. 001-33860

Dear Mr. Harrington:

On behalf of Polaris Acquisition Corp. (“Polaris”), we submit below a response provided to us by HUGHES Telematics, Inc. and its auditors, PricewaterhouseCoopers LLP, to Comment #29 of the Staff’s comment letter dated October 23, 2008 to the above-captioned amended preliminary proxy statement. As discussed with your colleague, Melissa Hauber, Staff Accountant, we are submitting this response to Comment #29 in advance of our responses to the other comments, and in advance of the filing of the amended preliminary proxy statement. The comment and our response are set out below.

29. We note your response to Comment 54 in our letter dated September 25, 2008 and your disclosure at page F-60. Please revise your interim financial statements to provide similar disclosures regarding grants made from December 31, 2007 through June 30, 2008.

We also note that you determined that the fair market value of HUGHES Telematics’ common stock at April 9, 2008 was $146.29 per share. Please provide us with a reconciliation between this value and the value of the common

John Harrington
Securities and Exchange Commission
November 10, 2008

stock that is implied by the merger consideration to be issued by Polaris upon consummation of the merger.

As noted in our prior letter, HUGHES Telematics has informed us that it engaged an independent third party valuation specialist to perform contemporaneous valuations which were considered by HUGHES Telematics’ board of directors when determining the exercise price of stock option grants. Based on the current terms of the merger, the third party valuation specialist determined that the value of the common stock implied by the merger consideration (including both the initial shares as well as the earn-out shares) is approximately $500 per share. When preparing the April 9, 2008 valuation, the valuation specialist considered two scenarios in its probability weighted expected return method (“PWERM”) analysis: (i) the value of the common stock implied by the merger consideration as contemplated in the non-binding letter of intent signed on April 2, 2008; and (ii) the value of the common stock if HUGHES Telematics continues as a private company. In light of the preliminary stage of the transaction, i.e., recently executed non-binding letter of intent, the valuation specialist applied a 10% weighting to the value implied by the merger consideration in its PWERM analysis with the remaining 90% weighting applied to the private company scenario which used the income approach (i.e., a discounted cash flow analysis) to determine value. In determining the appropriate weighting of each scenario, the valuation specialist considered (i) management’s perspective on the likelihood of the merger being consummated; (ii) the valuation specialist’s understanding of the facts and circumstances surrounding the merger with Polaris, including potential barriers to consummation; and (iii) the valuation specialist’s knowledge of and experience with potential transactions at the letter of intent stage. HUGHES Telematics’ management expected and continues to expect that the weighting factors used in the PWERM analysis will shift as significant milestones are achieved and the transaction progresses towards the Polaris shareholder vote on the merger. Accordingly, HUGHES Telematics’ management expects the value implied by the merger consideration to become a more significant factor of the resulting value of HUGHES Telematics common stock. Consistent with these expectations, in the valuation performed as of July 8, 2008, the third party valuation specialist updated the weighting factors by applying a 55% weighting to the value implied by the merger consideration as contemplated in the merger agreement and a 45% weighting to the private company scenario to reflect the improved probability that the merger would be consummated in light of the execution of the definitive merger agreement on June 13, 2008 and the affirmative vote for the merger by the HUGHES Telematics stockholders. However, significant risk remained and continues to remain with respect to an affirmative vote by the Polaris stockholders. As a result of this remaining risk, the conclusion of the July 8, 2008 valuation was a value per share of $323.81.

John Harrington
Securities and Exchange Commission
November 10, 2008

The underlying difference in value between the private company scenario and the merger scenario arises primarily from (i) a higher company-specific risk premium and (ii) a higher discount for lack of marketability. The higher company-specific risk premium was applied when determining the weighted average cost of capital used in the discounted cash flow analysis in the private company scenario. This higher risk premium resulted in a weighted average cost of capital of 34% and is due primarily to HUGHES Telematics’ need to raise additional capital before fully funding its business. The capital provided by the merger with Polaris will fully fund HUGHES Telematics’ existing initiatives, so a significant reduction in the weighted average cost of capital would be appropriate following consummation of the merger. In connection with the fairness opinion provided to Polaris’ board of directors in connection with the merger, Duff and Phelps determined that a 20% to 25% weighted average cost of capital would be expected for HUGHES Telematics post-merger. In addition, a higher discount for lack of marketability was applied in the private company scenario. While the discount for lack of marketability has not been removed in the merger scenario due to the two year transfer restriction on the HUGHES Telematics’ stockholders ability to sell or otherwise dispose of the Polaris shares received in the merger, the valuation specialist determined that a significant reduction in the discount for lack of marketability is expected in light of the defined time period until the shares are marketable. Accordingly, the valuation specialist reduced the discount for lack of marketability from 25% in the private company scenario to 15% in the merger scenario.

In summary, the difference between the value of HUGHES Telematics’ common stock on April 9, 2008 and the value implied by the merger consideration to be issued by Polaris upon consummation of the merger is primarily due to the need for additional capital for HUGHES Telematics to execute its business plan as a private company, the cost of such capital, if available, and the inherent difficulty of monetizing an investment in a private company. In the merger scenario, HUGHES Telematics expects to have a fully funded business plan and the development of an active trading market for the shares of the surviving company.

* * *

     If you have any questions, please do not hesitate to contact me at the telephone and fax numbers above, or by reply e-mail at aamanat@wlrk.com.

                                                                                                                       Sincerely,

                                                                                                                       By: /s/ Aref H. Amanat
                                                                                                                       Name: Aref H. Amanat

John Harrington
Securities and Exchange Commission
November 10, 2008

cc:      Craig Kaufmann, HUGHES Telematics, Inc.
          Jerry Stone, Polaris Acquisition Corp.
          Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP
          Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz